UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005

Commission File Number 0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  ☒                         Form 40 F ☐

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Queenstake Resources Second Quarter Financial Results

DESCRIPTION:

Queenstake Resources Second Quarter Financial Results & MDA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEENSTAKE RESOURCES LTD.
(Registrant)

Date:	August 11, 2005	By	“Dorian L. Nicol”“ (signed)
(Signature)

Dorian L. Nicol, President & CEO

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis has been prepared as at August 11, 2005 unless otherwise indicated, and it should be read in conjunction with the unaudited consolidated financial statements of Queenstake Resources Ltd. (“Queenstake” or the “Company”) as at June 30, 2005 and the notes thereto.  Effective December 31, 2003, the Company’s reporting currency was changed from Canadian dollars to U.S. dollars.  Accordingly, all dollar figures are in U.S. dollars, unless otherwise indicated.

INTRODUCTION

The Company engages in the mining, processing, production and sale of gold, as well as related activities including development and exploration.  The Company’s principal asset and only current source of revenue is its 100% owned Jerritt Canyon Mine, 50 miles north of Elko, Nevada.  The Jerritt Canyon Mine complex consists of four underground mines, which together with ore stockpiles feed ore to a 1.5 million ton per year capacity ore processing plant.  Jerritt Canyon has extensive exploration potential, comprised of an approximately 100 square mile land position, together with a geological database compiled over the past 25 years.

The Company acquired the Jerritt Canyon Mine on June 30, 2003; prior to that date the Company was an exploration company and did not have commercial scale gold production.  Consequently, comparisons of production and operating results to periods prior to June 30, 2003 are not meaningful.

RESULTS OF OPERATIONS

Gold production

The Company began commercial scale gold production from the Jerritt Canyon Mine, its only producing gold mine, on June 30, 2003.  Gold production for the three month period ended June 30, 2005 was 54,156 ounces, while production year-to-date for 2005 was 107,743 ounces.  In comparison, gold production in 2004 for the same three month period ended June 30, 2004 was 61,247 ounces and 109,879 ounces year-to-date.  Gold production for the second quarter in 2005 decreased 11.6% relative to the second quarter in 2004.  Second quarter 2005 production is lower than the same period of 2004 principally due to a decrease in ore tons mined and processed, an increase of ore processed from low grade stockpiles and a decrease in process recoveries.  Process recoveries have decreased as a result of increased high refractory ore being processed from quarter to quarter.  Quarterly production and financial information provided as at June 30, 2005 is not indicative of 2005 annual production or financial results.  Key quarterly production statistics are illustrated in Table 1.

Table 1 - Jerritt Canyon Production Statistics

	Three months ended
	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,
	2005	2005	2004	2004	2004	2004	2003	2003
Gold ounces produced	54,156	53,587	60,384	73,070	61,247	48,632	68,411	81,590
Gold ounces sold	50,560	50,850	64,723	71,210	63,983	45,735	72,932	73,891

Average sales price per ounce	$428	$427	$432	$402	$395	$406	$391	$365
Cash operating costs per ounce(1)	$372	$373	$336	$303	$337	$388	$298	$247

Ore tons mined	234,625	280,635	320,505	296,474	284,737	242,498	248,036	296,305
Tons processed	316,800	311,434	331,619	358,600	323,782	291,832	369,465	397,663
Grade processed (opt)	0.206	0.211	0.214	0.224	0.208	0.209	0.212	0.229
Process recovery	87.3%	85.8%	85.0%	91.1%	91.0%	79.7%	87.3%	90.0%

(1)          The Company has adopted the Gold Institute Production Cost Standard (the “Standard”) to calculate and report cash operating costs per ounce of gold produced. This is a non-GAAP measure, intended to complement conventional GAAP reporting; accordingly these data should not be considered a substitute for GAAP measures. Management believes that cash operating costs per ounce is a useful indicator of a mine’s performance. Where GAAP operating costs are adjusted to calculate per ounce data consistent with the Standard, reconciliations to GAAP measures are provided, see Table 5.

Mining was derived primarily from three mines during the first and second quarters of 2005 and included SSX, Smith and Murray.  Mining of ore tonnage was lower than expected at each of the three mines and increased grade at Smith was offset by lower than expected grades at SSX and Murray.  Principal causes were a continuing labor shortage affecting underground mining and unusually heavy rainfall and spring runoff, which temporarily flooded significant portions of the Smith Mine and contributed to a stope failure in Zone 6 of the SSX Mine.  Further, the events affecting the SSX and Smith mines led to delayed mine development which also attributed to the production shortfall.

The Company expects to complete a revised operating plan during the third quarter of 2005 which will focus on higher grade ore, mine development and operating optimization resulting in lower costs and resource allocation to achieve long-term profitability.  While the revised plan is being finalized, the current projection calls for gold production during 2005 of 200,000 to 220,000 ounces at lower cash operating cost than reported year to date.

As a result of a re-engineering and processing optimization of the Jerritt Canyon operation, the Company will scale back the mill to operation of one roaster at a time.  This will be accomplished by cycling operation of each roaster in turn beginning this month and by turning down the compressor for the oxygen plant, which will lead to significant energy savings.  In addition, daily batch crushing and grinding of mill feed will occur during off-peak hours, again lowering energy costs.  Cost savings will be primarily derived from lower mill labor costs, lower energy and fuel consumption, and reduced oxygen plant needs. Labor savings will be derived from reassignments of personnel from the mill to underground facilities and from personnel reductions.  With reduced mill operating capacity, further significant operating cost reductions will result from the lower underground mining rate.  Further, mill capacity can be increased in the future should Jerritt Canyon’s capacity to produce higher grade ore from underground mining improve or to accommodate offsite mill feed under a tolling arrangement.

Total cash operating costs per ounce were approximately 15.8% above expectations during the second quarter of 2005 and 10.4% higher than the same period during the prior year.  This increase from the prior year is primarily the result of lower gold production in relation to the overall operating costs.  Additionally, operating costs during the second quarter of 2005 have been increased by greater electricity and commodity prices than experienced during 2004.  A reconciliation of operating costs to cash operating costs per ounce is provided in Table 5.

Statements of loss

The Company reported a net loss of $5.7 million ($0.01 per share) and $12.8 million ($0.03 per share), respectively, for the three and six month periods ended June 30, 2005.  The principal components of the losses during the three month period ended June 30, 2005 are: loss from operations of $5.1 million, $0.3 million from stock-base compensation and $0.2 million from interest expense.  Principle components of the losses for the six month period are: loss from operations of $11.9 million, $0.4 from stock-based compensation and $0.3 million from interest expense.

Loss from operations is illustrated in Table 2.

Table 2

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
(In millions of U.S. Dollars)	2005	2004	2005	2004
	Unaudited	Unaudited	Unaudited	Unaudited

Gold sales	$21.0	$24.7	$42.2	$42.7
Costs and expenses
Operating costs	19.6	21.9	39.6	39.8
Depreciation, depletion and amortization	4.7	4.9	9.9	8.5
Exploration	0.9	1.3	1.4	1.8
General and administrative	0.9	0.7	3.2	1.3
	26.1	28.8	54.1	51.4
Loss from operations	$(5.1)	$(4.1)	$(11.9)	$(8.7)

During the three and six month periods ended June 30, 2005, revenues were generated from the sale of 50,560 ounces and 101,410 ounces, respectively.  The average gold price realized for the same three and six month periods ended June 30, 2005 was $428 per ounce and $427 per ounce, respectively.  Revenues generated of $21.0 million and $42.2 million during the three and six month periods ended June 30, 2005, respectively, are net of $0.6 million and $1.1 million premium costs for gold put options, which expired during the periods.  Revenues for the same periods in 2004 were $24.7 million and $42.7 million, generated from the sale of 63,983 ounces and 109,718 ounces, respectively.

Operating costs and depreciation, depletion and amortization (“DD&A”) costs are substantially all associated with the Jerritt Canyon Mine.  A reconciliation of operating costs to cash operating costs per ounce is provided in Table 5.

Operating costs for the three month period ended June 30, 2005, of $19.6 million decreased from the same period in the prior year 2004 of $21.9 million.  Year-to-date operating costs in 2005 of $39.6 million were approximately $0.2 million lower from the prior year of $39.8 million primarily resulted from lower ore tons mined and processed, which were offset by higher labor, electricity and commodity costs.  Higher power and commodity costs experienced during the latter half of 2004 have continued in 2005.

DD&A of $4.7 million for the three month period ended June 30, 2005 is lower than DD&A cost of $4.9 million for the same period in 2004.  DD&A of $9.9 million for the six month period ended June 30, 2005 is higher than DD&A cost of $8.5 for the same period in 2004.  DD&A for the six month period increased due to capital development additions being amortized over current production.

Exploration expense for the three and six month periods ended June 30, 2005 was $0.9 million and $1.4 million, respectively, and was substantially for target generation and follow-up exploration within the Jerritt Canyon District.  Exploration expense of $1.4 million for the six month period in 2005 compared to $1.8 million in 2004 is lower as the result of a delayed start for the 2005 exploration program.

General and administrative costs are associated with the Company’s corporate offices.  The increase in costs incurred during the three and six month periods ended June 30, 2005 compared to the same period in 2004 were $0.2 million and $1.9 million, respectively.  The significant increase for the six month period is primarily from a one-time corporate reorganization cost of $1.0 million paid during the first quarter of 2005.  The remainder of the increases result from increased general operating expenses primarily relate to financing activities not experienced in the prior year.

The principal remaining components of the Company’s net loss are illustrated in Table 3.

Table 3

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
(In millions of U.S. Dollars)	2005	2004	2005	2004
	Unaudited	Unaudited	Unaudited	Unaudited

Other income, net of other expense	$—	$—	$(0.1)	$(0.7)
Stock-based compensation	0.3	—	0.4	0.1
Interest expense	0.2	1.3	0.3	3.9
Foreign exchange (gain) loss	0.1	0.1	0.3	0.1
	$0.6	$1.4	$0.9	$3.4

Other income, net of other expense of $0.1 million is primarily the result of interest earned during the first six months of 2005 on cash balances held for short-term investment.  Other income, net of other expense during the same period in 2004 includes a one-time gain of $0.6 million from the disposition of the Company’s wholly owned subsidiary Pangea Resources Inc., which owned 100% of the Magistral gold mine in Sinaloa, Mexico.

No material amount of interest expense was paid in cash during the six month period ended June 30, 2005.  Interest costs of $3.9 million for the six month period ended June 30, 2004 resulted principally from a non-cash component of $3.5 million from the amortization of costs incurred in arranging the term loan used to complete the acquisition of the Jerritt Canyon mine, as well as other notes and capital leases assumed in the Jerritt Canyon acquisition.

The trend in quarterly revenues and net loss is illustrated in Table 4.

Table 4 - Summary of Quarterly Results

	Three months ended (Unaudited)
(In millions of U.S. Dollars, except per share data)	Jun-30-05	Mar-31-05	Dec-31-04	Sep-30-04	Jun-30-04	Mar-31-04	Dec-31-03	Sep-30-03
Total revenues	$21.0	$21.2	$27.2	$28.0	$24.7	$18.0	$28.5	$26.4
Net income (loss)	(5.7)	(7.1)	(4.6)	(5.4)	(5.6)	(6.6)	1.3	(6.0)
Net income (loss) per share - basic and diluted	(0.01)	(0.02)	(0.01)	(0.01)	(0.02)	(0.02)	0.00	(0.02)

During the reporting periods, the Company reported no discontinued operations or extraordinary items.

The trend in total quarterly revenues illustrated above correlates with gold ounces sold and average sales price per ounce sold illustrated in Table 1.

Recent historical gold prices have trended upward during the past fives years to achieve a high of $455 per ounce in December 2004.  Gold prices have averaged $427 for the first six months of 2005.  The decrease from the highs established in December of 2004 can be attributed to an increase in the value of the US dollar in comparison to other major foreign currencies and increased demand for industrial commoditities from global shortages.  The Company has realized an average sales price of $428 compared to the 2005 year-to-date closing average of $427 and the average sales price realized during the first six months of 2004 of $406.  The Company sells its gold production at the spot price and has no forward sales commitments.

Net losses recognized from quarter over quarter by the Company can primarily be attributed to cash expenditures related to exploration, general and administrative cost and non-cash expenses related to depreciation, depletion and amortization.  During the six month period ending June 30, 2005, the Company’s expenses related to exploration and DD&A totaled $5.6 million as compared to the same period in 2004 of $6.2 million.

The put options with a strike price of $330 which were purchased in 2003 as a condition of the term loan related to the Jerritt Canyon acquisition expired at June 30, 2005.  The Company has purchased 192,500 gold put options with a strike price of $400 that expire monthly throughout 2005 and through the third quarter of 2006 in correlation to the amount of put options purchased/expiring for each respective month.  The cost of the puts is recognized as a reduction to sales revenue when the puts expire or are exercised, and totaled $1.1 million and $1.2 million during the six months ended June 30, 2005 and June 30, 2004, respectively.  The purchase of gold put options provides the Company with downside price protection for future gold production sales and provides some assurance of future revenue cash flows for future production and other planning.

Development and exploration

Mine development shortfalls to date have been the result of deferring development in the first quarter to conserve capital and the subsequent difficulty in accelerating development work due to labor shortages, and ground instability at SSX and water problems at Smith during the second quarter.  In order to address these development shortfalls, a contract miner will be used for development, along with greater allocation of internal resources to development through at least the end of 2005.  The arrival of two new haul trucks and a rock bolting machine, and the connection of the SSX and Steer mines for the ramp up of a combined SSX-Steer mine at the end of the third quarter.  The goal of bringing the Steer and Mahala deposits into production for the second half of the year remains essentially on target.  Commercial gold production from Mahala will commence with the commissioning of the secondary access raise in mid-August 2005 and from Steer when the connection with SSX is completed in September 2005.

For the remainder of 2005, exploration will focus on near-mine exploration targets, with the objective of replacing and enhancing short-term mineable reserves.  Underground drilling completed to date at the Steer and Mahala ore bodies has both expanded and added continuity to ore shapes.  District-scale exploration completed in 2005 at Starvation Canyon, where the Company discovered high-grade mineralization in 2004, and other targets generated encouraging results.  Additional exploration on district-scale targets will be deferred until 2006.  This will allow available resources to be focused on underground development and near-mine exploration during the balance of this year.

Risks and uncertainties

The Company is subject to various financial and operational risks due to various factors outside of the control of the Company. Gold prices are affected by factors such as global supply and demand, expectations of the future rate of inflation, the strength of, and confidence in, the US dollar relative to other currencies, interest rates, and geopolitical events.  Should the price of gold drop and the prices realized by the Company on gold sales were to decrease significantly and remain at such a level for any substantial period, the Company’s profitability and cash flow would be negatively affected.

Although the Company has carefully prepared its gold reserve and resource estimates, no assurance can be given that the indicated mining and processing recoveries of gold from the estimated reserves will be realized over the life of the mine.

The business of mining is generally subject to a number of risks including equipment failure, operational accidents, unstable ground conditions and severe weather.

The Company’s exploration work involves many risks and may be unsuccessful.  Substantial expenditures are required to establish proven and probable reserves and to complete the related mine development.  It may take several years from the initial phases of drilling until production is possible. As a result of these uncertainties, there is no assurance that current or future exploration programs will be successful and result in the expansion or replacement of current production with new reserves.

The validity of mining claims, which constitute most of the Company’s property holdings, can be uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to its properties, some risk exists that some titles may be defective.

The Company seeks to minimize risks through the use of gold put options to provide a minimum price realizable for a substantial portion of its near-term gold production, through independent reviews of its gold reserve and resource estimates, careful operational planning, and transferring some of the risk through the purchase of insurance.

Reconciliation of non-GAAP measures

Table 5 provides a reconciliation of cash operating costs per ounce, a non-GAAP measure, to operating costs as reported in the consolidated statements of loss.

Table 5

	Three months ended	Three months ended	Six months ended	Six months ended
(In millions of U.S. Dollars)	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Operating costs per Consolidated Statements of Loss	$19.6	$21.9	$39.6	$39.8
Less: Royalty expense and production taxes included above	(1.0)	(0.2)	(2.0)	(0.4)
Effects of inventory and other adjustments	1.5	(0.1)	2.5	0.1
Cash operating costs associated with ounces sold	$20.1	$21.6	$40.1	$39.5

Ounces produced	54,156	63,983	107,743	109,718

Cash operating costs per ounce	$372	$337	$372	$360

LIQUIDITY AND CAPITAL RESOURCES

During the six months ended June 30, 2005, the Company’s current assets increased $11.5 million to $28.3 million from $16.8 million as at December 31, 2004.  The increase resulted primarily from completion of equity financings completed on March 23, 2005 and June 22, 2005 providing cash proceeds, net of financing costs, of approximately $28.7 million, described in more detail below, and share purchase warrant exercises of $1.5 million, resulting in net cash and cash equivalents increasing by $10.7 million.  Other increases to the Company’s current assets include $2.3 million in inventories, $0.6 million in trade receivables, $0.1 million in inventories which have been offset by a $0.5 million decrease in marketable securities and $1.7 million from the amortization of prepaid expenses, net of additions.

Current liabilities decreased $10.2 million as the cash proceeds received from the completed March 23, 2005 equity financing were used to reduce accounts payable and other accrued liabilities by approximately $11.1 million.  The aggregate decrease has been offset by the additions of approximately $2.2 million in current liabilities as a result of the purchase of two haul trucks and the financing of annual insurance premiums, net of approximately $1.3 million decrease in other accrued liabilities.

The Company used cash in operating activities, before changes in non-cash working capital, of $0.5 million and $2.1 million from gold production and related gold sales at the Jerritt Canyon Mine during the three and six months ended June 30, 2005, respectively.  Operating activities provided $0.6 million and used $0.6 million, before changes in non-cash working capital, in the same periods ended June 30, 2004.  Gold production during the three and six month periods in 2005 was approximately 11.6% and 1.9%, respectively, lower than gold production during the same periods in 2004.  The lower use of cash during the first six months of 2005 as compared to the same period in 2004 can be attributed to lower ore tons mined and processed, offset by higher costs from labor, electricity and commodities and higher general and administrative costs as described in Results of Operations above.

The Company invested $4.1 million and $8.1million in the Jerritt Canyon Mine during the three and six months ended June 30, 2005, principally in underground mine development and in purchasing and refurbishing plant and equipment.  The Company anticipates investing additional capital in mine development, new mining equipment and reserve expansion programs referred to under “Development and exploration” above.  The Company anticipates funding these programs from cash generated from operating activities and cash balances on hand.  The use of cash for mine development was offset by $0.4 million of cash provided from the sale of marketable securities and interest earned during the six month period ended June 30, 2005.

Cash provided by financing activities during the three and six month periods ending June 30, 2005 was $6.8 million and $30.0 million, respectively, as compared to cash used in financing activities of $2.7 million and $8.2 million during the same periods in 2004.  The increase primarily reflects completed equity financings on March 23, 2005 and June 22, 2005 providing cash proceeds, net of financing costs, of approximately $28.7 million, as described in more detail below.  Additionally, share purchase warrant exercises during the six month period ended June 30, 2005 provided $1.5 million in cash proceeds.

On March 23, 2005, the Company successfully closed an equity financing for Cdn $20 million (the “Offering”) through a syndicate of Agents (“Agents”).  In addition the Agents exercised their over-allotment option, bringing the total gross proceeds to Cdn $30 million.  The total Offering consisted of 100 million units (the “Units”) with each Unit consisting of one common share and one half of one common share purchase warrant at a price of Cdn $0.30 per Unit.  Each whole common share purchase warrant (50 million warrants in total) can be exercised to acquire one additional common share at a price of Cdn $0.40 for a period of 24 months.  The common share purchase warrants are subject to mandatory exercise with thirty days upon notice by the Company, or they will expire and no longer be valid, should the weighted average trading price exceed a specified threshold.  The Agents received a 5% commission on the gross proceeds of the Offering.

The Company also successfully closed an equity financing for Cdn $6.0 million through a syndicate of underwriters (the “Underwriters”) on June 22, 2005.  In addition the Underwriters confirmed the partial exercise of their over-allotment option, bringing the total gross proceeds to Cdn$7.3 million.  The total offering consisted of 25,978,200 common shares at a price of Cdn$0.28 per share.  The Underwriters received a 4% commission on the gross proceeds of the offering.

During the six month period ended June 30, 2005, approximately 7.6 million warrants were exercised.  The Company currently has approximately 71.2 million share purchase warrants outstanding, which, if exercised would provide the Company with approximately $34.0 million in additional cash.  None of the warrants outstanding are in-the money as of August 11, 2005 and there can be no assurance these warrants will be exercised.

At June 30, 2005, the Company had a positive working capital of $15.8 million, which, together with expected cash flow from operations, will be sufficient to satisfy currently planned general and administrative activities, mining operations, capital expenditures and property obligations for the balance of the 2005 fiscal year.

The Company’s material contractual obligations at June 30, 2005 are illustrated in Table 6.

Table 6 - Material Contractual Obligations

	Payments due by period
		Less than 1			More than 5
(In millions of dollars)	Total	year	1 - 3 years	4 - 5 years	years
Capital lease obligations	$2.9	$1.7	$1.2	$—	$—
Operating leases	1.6	1.2	0.4	—	—
Deferred insurance premium	1.6	1.6	—	—	—
Deferred put option premium	1.3	1.0	0.3	—	—
Total Material Contractual Obligations	$7.4	$5.5	$1.9	$—	$—

CRITICAL ACCOUNTING ESTIMATES AND CHANGES IN ACCOUNTING POLICIES

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  The Company’s critical accounting estimates relate to depletion and amortization of property, plant and equipment and asset retirement obligations.  The Company introduced many of these critical estimates in its December 31, 2003 consolidated financial statements, in conjunction with the acquisition of the Jerritt Canyon gold mine.

Effective December 31, 2003, the Company’s reporting currency was changed from Canadian dollars to U.S. dollars.  The Company’s revenues are earned in U.S. dollars; substantially all of the Company’s costs and liabilities are incurred in U.S. dollars; and the Company’s executive offices are located in the U.S.   The comparative financial statements from prior periods have been restated to reflect this change.  For the restatement, the Company followed the method suggested by the Emerging Issues Committee (“EIC”) in release number EIC-130 dated July 24, 2002.  The consensus of the EIC was that financial statements for all prior years should be translated using the current rate method.  This method of translation results in the financial statements of prior years presented for comparison being translated as if the reporting currency used in the current year had been used for at least all periods shown.

The Company capitalized the Jerritt Canyon acquisition costs, valuing the related non-cash consideration at fair value.  The Company’s policy is to capitalize mine development and reserve expansion program costs incurred within, or contiguous to, known gold ore reserves, consistent with sound mining and mine development practice.  A significant portion of the Jerritt Canyon property, plant and equipment is amortized on a units-of-production basis.  Under this method, amortization cost, and therefore net book values of property, plant and equipment, are directly affected by the Company’s estimate of proven and probable gold reserves at Jerritt Canyon. The Company engaged Pincock, Allen & Holt, an independent consulting firm, to review the Company’s reserve and resource estimates, and to prepare a technical report in conformance with Canadian National Instrument 43-101, which was filed on SEDAR on February 23, 2005.  If this estimate proves inaccurate, or if the Company revises its mine plan at Jerritt Canyon due to changes in the market price of gold or significant changes in mine operating costs, and as a result the estimate of gold reserves is reduced, the Company could be required to write-down the book value of the Jerritt Canyon property, plant and equipment, and/or to increase the amount of amortization expense, both of which would reduce the Company’s earnings and net assets.  The Company does not currently anticipate a material reduction in the Jerritt Canyon reserve estimate.

The Company also assesses Jerritt Canyon property, plant and equipment for impairment at the end of each accounting period.  If prior estimates of future cash flows prove to be inaccurate, due to reductions in the price of gold, increases in the costs of production, and/or reductions in the amount of recoverable reserves, the Company would be required to write-down the recorded value of Jerritt Canyon property, plant and equipment, which could reduce the Company’s earnings and net assets.

The transitional rules of CICA Handbook section 3870, Stock-based Compensation and Other Stock-based Payments (“CICA 3870”), requires companies to commence recognizing and measuring compensation cost for stock-based employee compensation plans for fiscal years beginning January 1, 2004, based on the fair value of options granted.  CICA 3870 is aligned with SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” As a result of the adoption of CICA 3870, the Company has restated the results of 2003 and 2002 by recognizing stock-based compensation expenses of $0.3 million and $0.1 million, respectively.  In addition, the Company has reported a $0.5 million charge to earnings for the year ended December 31, 2004, and a charge of $0.3 million during the six month period ending June 30, 2005, reflecting the cost related to the issuance and vesting of stock option grants during 2004 and 2005.  The effect of CICA 3870 on the Company’s future earnings will be directly related to future stock option grants and the extent to which alternative forms of compensation are introduced, neither of which can be reasonably estimated at this time.

The recommendations of CICA Handbook Section 3110, Asset Retirement Obligations (“CICA 3110”), became effective on January 1, 2004.  This section requires the recognition of a legal liability for obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets.  Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which the liability is incurred, added to the carrying value of the asset and amortized into income on a systematic basis over its useful life.

The Company has an obligation to reclaim the Jerritt Canyon property after the minerals have been fully depleted, and has estimated the present value of the costs to comply with existing reclamation standards.  The original $25.8 million estimate of the fair value of these costs was based on a present value analysis of the future asset retirement costs conducted by the American Insurance Group Environmental (“AIG”).  As at June 30, 2005, management believes the total reclamation liability estimate has not materially changed.

The current asset retirement obligation estimate has been fully funded by the Company by means of a Commutation Account established with AIG. The cash plus interest earned in the Commutation Account will be used to fund Jerritt Canyon’s reclamation and mine closure obligations.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The fair value of the Company’s current financial assets and liabilities approximate their carrying values, due to their short-term maturities.

At June 30, 2005, put options with a strike price of $330 purchased in 2003 as a condition of the term loan related to the Jerritt Canyon acquisition expired.  The Company has purchased 192,500 gold put options with a strike price of $400 expiring monthly throughout 2005 and the third quarter of 2006 in correlation to the amount of put options purchased/expiring for each respective month.  The cost of the puts is recognized as a reduction to sales revenue when the puts expire or are exercised, and totaled $1.1 million and $1.2 million during the six months ended June 30, 2005 and June 30, 2004, respectively.  The purchase of gold put options provides the Company with downside price protection for future gold production sales and provides some assurance of future revenue cash flows for future production and other planning.

Marketable securities, consisting of 25,000 shares of Nevada Pacific Gold, Ltd. a TSX Venture Exchange listed gold company, are carried at the lower of cost or market value.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares. Outstanding share data are illustrated in Table 7.

Table 7

	As of June 30, 2005	Changes in July 2005	Changes in August 2005	As of August 11, 2005
	(000’s)	(000’s)	(000’s)	(000’s)
Common shares issued and outstanding	549,611	310	25	549,946
Common shares issuable upon exercise of warrants	71,190	(250)	—	70,940
Common shares issuable upon exercise of stock options	13,842	(60)	(25)	13,757
Common shares fully diluted	634,643	—	—	634,643

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Information Form and annual audited financial statements are on SEDAR at www.sedar.com.

Forward-looking statements - This document contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, and Queenstake’s future plans or expectations are forward-looking statements that involve various risks and uncertainties, including those set out herein and in the Company’s Annual Information Form. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and the Company does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

INTERIM CONSOLIDATED BALANCE SHEETS

(In Thousands of U.S. Dollars)	June 30, 2005	December 31, 2004
	Unaudited
ASSETS
Current assets
Cash and cash equivalents	$16,866	$6,132
Trade and other receivables	727	117
Inventories - Note 4	7,433	5,084
Marketable securities - Note 5	16	500
Prepaid expenses - Note 6	3,277	4,965
Total current assets	28,319	16,798
Restricted cash - Note 9	26,561	26,379
Mineral property, plant and equipment, net - Note 10	40,707	42,514
Other assets - Note 11	2,043	2,240
Total assets	$97,630	$87,931

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$8,181	$20,580
Other current liabilities - Note 13	4,292	2,126
Total current liabilities	12,473	22,706
Other long-term obligations - Note 14	1,513	1,093
Reclamation and mine closure - Note 15	25,963	25,766
Total liabilities	39,949	49,565

Shareholders’ equity
Common shares, no par value, unlimited number authorized Issued and outstanding 549,611,360 (2004 - 410,404,627) - Note 16	131,738	100,139
Contributed surplus - Note 17	1,477	1,053
Convertible securities - Note 19	377	363
Deficit	(75,911)	(63,189)
Total shareholders’ equity	57,681	38,366
Total liabilities and shareholders’ equity	$97,630	$87,931

Approved on behalf of the Board:
/s/ Michael Smith	/s/ Dorian Nicol
Audit Committee Chairman and Director	Director

The accompanying notes form an integral part of these interim consolidated financial statements

INTERIM CONSOLIDATED STATEMENTS OF LOSS

UNAUDITED

	For the Three Months Ended June 30		For the Six Months Ended June 30
(In Thousands of U.S. Dollars, except per share amounts)	2005	2004	2005	2004

Gold sales	$21,051	$24,708	$42,235	$42,666
Costs and expenses
Operating	19,619	21,928	39,581	39,775
Depreciation, depletion and amortization	4,750	4,871	9,911	8,500
Exploration	861	1,305	1,385	1,792
General and administrative	847	753	3,200	1,348
	26,077	28,857	54,077	51,415
Loss from operations	(5,026)	(4,149)	(11,842)	(8,749)
Interest expense - Note 20	278	1,355	325	3,950
Other expense, net	(75)	(12)	(129)	(709)
Stock-based compensation - Note 18	337	42	425	84
Foreign exchange loss	77	66	259	132
	617	1,451	880	3,457
Net loss	$(5,643)	$(5,600)	$(12,722)	$(12,206)

Net loss per share - basic and diluted	$(0.01)	$(0.02)	$(0.03)	$(0.03)

Weighted average number of shares outstanding (000’s) - basic	516,035	368,848	467,946	366,738

INTERIM CONSOLIDATED STATEMENTS OF DEFICIT

UNAUDITED

	For the Three Months Ended June 30		For the Six Months Ended June 30
(In Thousands of U.S. Dollars)	2005	2004	2005	2004

Deficit, beginning of period - as previously reported	$(70,268)	$(47,669)	$(63,189)	$(40,623)
Cumulative restatement for stock-based compensation - Note 3	—	—	—	(440)
Deficit, beginning of period - as restated	(70,268)	(47,669)	(63,189)	(41,063)
Net loss	(5,643)	(5,600)	(12,722)	(12,206)
Deficit, end of period	$(75,911)	$(53,269)	$(75,911)	$(53,269)

The accompanying notes form an integral part of these interim consolidated financial statements

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED

	For the Three Months Ended June 30		For the Six Months Ended June 30
(In Thousands of U.S. Dollars)	2005	2004	2005	2004

OPERATING ACTIVITIES
Net loss	$(5,643)	$(5,600)	$(12,722)	$(12,206)
Non-cash items:
Depreciation, depletion and amortization	4,750	4,871	9,911	8,500
Interest accretion and deferred financing costs	—	1,207	—	3,534
Gain on disposal of assets to be disposed of by sale	—	—	—	(661)
Stock-based compensation	336	42	424	84
Foreign exchange loss	77	66	259	132
Loss on sale of marketable securities	—	—	38	—
Write down of marketable securities	4	—	4	—
	(476)	586	(2,086)	(617)
Changes in non-cash working capital:
Inventories	(1,562)	1,029	(2,349)	(833)
Accounts receivable and prepaid accounts	1,073	525	1,276	598
Accounts payable and accruals	(2,352)	1,273	(8,419)	3,341
Cash provided by (used in) operating activities	(3,317)	3,413	(11,578)	2,489

INVESTING ACTIVITIES
Property, plant and equipment expenditures	(4,066)	(3,823)	(8,104)	(6,999)
Proceeds from sale of assets to be disposed of by sale - Note 8	—	—	—	4,252
Insurance premium tax reimbursement	—	1,031	—	1,031
Sale of marketable securities - Note 5	—	—	442	—
Restricted cash	2	—	15	—
Cash (used in) investing activities	(4,064)	(2,792)	(7,647)	(1,716)

FINANCING ACTIVITIES
Common shares issued, net of costs - Note 16	6,942	274	30,349	1,601
Term loan - Note 12	—	(2,500)	—	(8,897)
Notes payable and leases	(114)	(428)	(390)	(941)
Cash provided by (used in) financing activities	6,828	(2,654)	29,959	(8,237)

Net increase (decrease) in cash and cash equivalents	(553)	(2,033)	10,734	(7,464)
Cash and cash equivalents, beginning of period	17,419	4,105	6,132	9,536
Cash and cash equivalents, end of period	$16,866	$2,072	$16,866	$2,072

Supplemental cash flow information - Note 21

The accompanying notes form an integral part of these interim consolidated financial statements

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED - JUNE 30, 2005

(Tables expressed in thousands of U.S. dollars, except per share amounts)

1.                                      General

These unaudited interim consolidated financial statements and the accompanying notes have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for the preparation of interim financial information. Accordingly, they do not include all of the information and disclosure required by Canadian GAAP for annual consolidated financial statements.  The accounting policies used in the preparation of these unaudited interim consolidated financial statements are the same as those described in the audited consolidated financial statements and the accompanying notes for the year ended December 31, 2004.  In the opinion of management, all of the adjustments necessary to fairly present the interim financial information set forth herein have been made. These adjustments are of a normal and recurring nature.

Operating results for the period ended June 30, 2005 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2005.  These unaudited interim consolidated financial statements should be read in conjunction with the audited financial statements and related footnotes for the year ended December 31, 2004.

2.                                      Basis of presentation and consolidation

(a)       Basis of presentation

These unaudited interim consolidated financial statements of the Company and its subsidiaries (collectively, unless the context requires otherwise, referred to as the “Company”) and accompanying notes have been prepared in accordance with accounting principles generally accepted in Canada.  The format and presentation of these financial statements have been altered from that used in previous periods to present the financial information on a basis that is consistent with the Company’s nature of operations.

(b)       Basis of consolidation

These unaudited interim consolidated financial statements include the accounts of the Company and its subsidiaries.  All material intercompany transactions and balances have been eliminated.  The Company’s subsidiaries and percentage of ownership at June 30, 2005, are as follows:

•                  Queenstake Resources U.S.A. Inc. (Delaware) - 100%

•                  Castle Exploration Inc. (Colorado) - 100%

3.                                      Significant accounting policy changes

On January 1, 2004, the Company retroactively adopted the transitional rules of CICA Handbook section 3870, Stock-based Compensation and Other Stock-based Payments (“CICA 3870”).  This requires the Company to: (a) for fiscal years beginning after January 1, 2004, commence recording in the accounts the cost of stock-based compensation, estimated using the fair-value method prescribed in CICA 3870; and (b) restate prior period financial statements to record the fair value of stock-based compensation for the years 2002 and 2003.  Consistent with CICA 3870, the 2003 financial statements are restated for the fair value of stock-based compensation of $347,000 and $93,000 for the years 2003 and 2002, respectively.

4.                                      Inventories

	June 30, 2005	December 31, 2004
Finished goods	$2,769	$59
Stockpiled ore	1,246	1,889
Work-in-process	364	286
Materials and supplies	3,054	2,850
	$7,433	$5,084

All inventories are associated with the Jerritt Canyon Mine.

5.                                      Marketable securities

	Shares
Balance - December 31, 2004	669,485	$500
Sale of NPG shares	(644,485)	(442)
Loss on sale of NPG Shares	—	(38)
Writedown to FMV	—	(4)
Balance - June 30, 2005	25,000	$16

During the six months ended June 30, 2005, the Company sold 644,485 shares of Nevada Pacific Gold (“NPG”) for net proceeds of approximately $0.4 million with an insignificant realized loss.

6.                                      Prepaid expenses

	June 30, 2005				December 31, 2004
	Current	Non-current	Total		Current	Non-current	Total
Put premiums	$1,032	$278	$1,310	(1)	$1,612	$—	$1,612
Prepaid royalties	169	—	169	(2)	1,903	—	1,903
Prepaid insurance	1,566	—	1,566		—	—	—
Prepaid land rights	410	—	410		—	—	—
Other	100	—	100		1,450	—	1,450
	$3,277	$278	$3,555		$4,965	$—	$4,965

	Inception	Additions	Amortization	Net
(1)Aggregate put premiums	$4,820	$837	$(4,347)	$1,310
(2)Prepaid royalties	3,493	—	(3,324)	169

As a condition of the Jerritt Canyon term loan (Note 12), the lender required the Company to purchase a total of 394,591 gold put options, with a carrying value of approximately $4.1 million, with a series of monthly expiries from July 2003 through June 2005, inclusive.  On June 30, 2005, the remaining balance of the prepaid put options required by the conditions of the term loan expired in full.

The Company has purchased 192,500 gold put options, with a carrying value of approximately $1.3 million, with a series of monthly expiries from July 2005 through September 2006, inclusive.  The put options each have a strike price of $400 per ounce.  Payments of the premiums for these put options are being deferred and will be settled each month based upon the respective number of put options expiring or exercised in that month.

Put options remaining for 2005 and 2006 are as follows:

	2005		2006
	Q3	Q4	Q1	Q2	Q3
Ounces	52,500	35,000	30,000	37,500	37,500
Strike price/ounce	$400	$400	$400	$400	$400

7.                                      Deferred financing costs

Direct costs incurred in arranging the Jerritt Canyon term loan were deferred and amortized in conjunction with the repayment of the term loan.  On August 20, 2004, the term loan (Note 12) was paid in full and the balance of the deferred financing costs has been amortized accordingly.  At June 30, 2005, the Company did not have any deferred financing costs.

8.                                      Assets to be disposed of by sale

At December 31, 2003, the group of assets comprising the Company’s wholly owned subsidiary, Pangea Resources Inc. (“Pangea”), which owned 100% of the Magistral gold mine in Sinaloa, Mexico, was classified as “assets to be disposed of by sale”, a current asset.

On February 2, 2004, the sale of the assets to be disposed of by sale was completed, at which time the Company received $4.0 million in cash from the buyer, Nevada Pacific Gold Ltd. (“NPG”), 2,000,000 common shares of NPG and a $3.0 million note payable by NPG on August 2, 2004, secured by a general security agreement over all of NPG’s assets.

Fair value of the consideration received in the sale of the assets to be disposed of by sale, itemized in the table below, has been estimated at $8.7 million.  The Company recognized a gain of $661,000 as a result of this transaction.

Cash received from NPG at closing	$4,000
Note receivable from NPG	3,000
Fair value of 2,000,000 common shares of NPG (Note 5)	1,483
Other, net	252
Fair value of consideration received	8,735
Carrying value of assets to be disposed of by sale	8,074
Gain on disposal	$661

9.                                      Restricted cash

	June 30, 2005	December 31, 2004
Commutation Account	$25,766	$25,771
Interest earned	266	421
Reclamation costs incurred by Company	(69)	(426)
	25,963	25,766
Workman’s compensation self-insurance	514	510
Other restricted cash	84	103
	$26,561	$26,379

As part of the consideration for the Jerritt Canyon mine, the Company assumed the liability for the asset retirement obligations of the mine.  On June 30, 2003, the Company purchased from American Insurance Group (“AIG”) an environmental risk transfer program (the “ERTP”).  As part of the ERTP, $25.8 million was deposited in an interest-bearing account with AIG (the “Commutation Account”).  The Commutation Account principal plus interest earned on the principal will be used to fund Jerritt Canyon mine’s ongoing reclamation and mine closure obligations.

The Company has assigned to Division of Insurance, State of Nevada a letter of credit for $0.5 million secured by a cash deposit of $0.5 million in connection with the State’s Workers Compensation program.

10.                               Mineral Property, plant and equipment, net

	June 30, 2005			December 31, 2004
		Accumulated			Accumulated
		depreciation &			depreciation &
	Cost	amortization	Net	Cost	amortization	Net
Mineral properties and deferred costs Jerritt Canyon (Nevada)	$51,089	$(25,621)	$25,468	$45,538	$(19,044)	$26,494

Plant and equipment Jerritt Canyon (Nevada)	$24,258	(9,050)	15,208	22,117	(6,128)	15,989
Subtotal Jerritt Canyon(1)	$75,347	(34,671)	40,676	67,655	(25,172)	42,483

Office equipment, U.S.A.	59	(28)	31	54	(23)	31
	$75,406	$(34,699)	$40,707	$67,709	$(25,195)	$42,514

(1)          Jerritt Canyon cost basis

	Original cost	2003 additions	2004 additions	2005 additions	Cost basis

Mineral properties and deferred costs(2)	$22,888	$5,088	$17,562	$5,551	$51,089
Plant and equipment	14,100	785	7,232	2,141	24,258
	$36,988	$5,873	$24,794	$7,692	$75,347

(2)          The original cost of the mineral properties and deferred costs includes the $25,767 of capitalized asset retirement costs (Note 15 less) negative goodwill on the acquistion of Jerritt Canyon.

11.                               Other assets

	June 30, 2005			December 31, 2004
	Cost	Amortization	Net	Cost	Amortization	Net

Put Premiums - Long term (Note 6)	$278	$—	$278	$—	$—	$—
Environmental risk transfer program	$5,861	$(4,096)	$1,765	$5,861	$(3,621)	$2,240
	$6,139	$(4,096)	$2,043	$5,861	$(3,621)	$2,240

12.                               Term loan

On July 8, 2003 the Company drew down a term loan of $20.0 million from Amaranth LLC (“Amaranth”), bearing interest at the U.S. prime rate of 7%, the proceeds of which were used to partially fund the acquisition of Jerritt Canyon Mine.  At December 31, 2003 the term loan balance was $10.0 million as a result of scheduled amortization, cash sweeps and voluntary payments.  On February 3, 2004, $4.0 million, received in the sale of assets to be disposed of by sale (Note 8), were used to repay a portion of the term loan and accrued interest thereon, as required by the loan terms.  On March 31, 2004 and June 30, 2004, the company paid scheduled payments of $2.5 million on each date respectively, plus accrued interest, reducing the term loan to approximately $1.1 million.  On July 29, 2004 and August 20, 2004 the Company paid $0.5 million and $0.6 million, respectively, paying the balance of the term loan in full.

13.                               Other current liabilities

	June 30, 2005	December 31, 2004
Current portion of insurance premium payable	$1,566	$425
Current portion of put option premiums payable (Note 14)	1,032	732
Current portion of capital leases (Note 14)	1,694	969
	$4,292	$2,126

14.                               Other long-term obligations

	June 30, 2005	December 31, 2004
Deferred put option premiums	$1,310	$732
Capital leases	2,929	2,062
	$4,239	$2,794
Less current portion:
• Deferred put option premiums	(1,032)	(732)
• Capital leases	(1,694)	(969)
	$1,513	$1,093

As a condition of the Jerritt Canyon term loan (Note 12) the lender required the Company to purchase a total of 394,591 gold put options, with a series of monthly expiries from July 2003 through June 2005.  The puts each had a strike price of U.S. $330 per ounce with a maximum settlement value of $40 per ounce.  Payment of the premium for these puts were deferred and were being settled each month based upon the respective number of puts expiring or exercised in that month.  On August 30, 2004, the Company paid approximately $2.0 million to settle all deferred outstanding gold put option premiums.  As of June 30, 2005, the prepaid put option premiums required by the term loan fully expired and was expensed in full.

15.                               Reclamation and mine closure

Federal, state and local laws and regulations concerning environmental protection affect the Company’s operations.  Under current regulations, the Company is required to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities.  The Company’s provisions for future site closure and reclamation costs are based on known requirements.  It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

The Company’s estimate of the present value of the obligation to reclaim the Jerritt Canyon property has been estimated based upon existing reclamation standards.

The following table sets out the activity for the Company’s reclamation and mine closure liabilities for the periods ending June 30, 2005 and December 31, 2004, respectively:

	June 30, 2005	December 31, 2004
Opening Balance	$25,766	$25,771
Accretion	266	421
Reclamation activities paid by Company	(69)	(426)
Ending Balance	$25,963	$25,766

16.                               Common shares

During the six months ended June 30, 2005, changes in share capital were as follows:

	Shares (000’s)
Balance, December 31, 2004	410,405	$100,139
Issued for cash	125,978	30,716
Issued for cash on exercise of warrants	7,593	1,540
Issued for cash on exercise of incentive stock options	200	31
Common shares issued in payment of liabilities	5,435	1,250
Fair value of stock options exercised	—	4
Equity issuance costs	—	(1,942)
Activity for the period	139,206	31,599
Balance, June 30, 2005	549,611	$131,738

The Company successfully closed an equity financing for Cdn $20 million (the “Offering”) through a syndicate of Agents (“Agents”) on March 23, 2005.  In addition the Agents exercised their over-allotment option, bringing the total gross proceeds to Cdn $30 million.  The total Offering consisted of 100 million units (the “Units”) with each Unit consisting of one common share and one half of one common share purchase warrant at a price of Cdn $0.30 per Unit.  Each whole common share purchase warrant (50 million warrants in total) can be exercised to acquire one additional common share at a price of Cdn $0.40 for a period of 24 months.  If at any time after six months from the closing of this Offering, the weighted average trading price of the common shares on the Toronto Stock Exchange (the “TSX”) (or such other exchange or trading market on which the common shares principally trade) is Cdn $0.52 or more per common share for a period of thirty consecutive trading days then, upon notice by the Company, the holders of such warrants must exercise their warrants within thirty days or they will expire and will no longer be valid.  The Agents received a 5% commission on the gross proceeds of the Offering.

On May 16, 2005, the Company issued 5,434,783 common shares to settle outstanding liabilities and accrued interest of approximately $1.3 million.

The Company successfully closed an equity financing for Cdn $6.0 million through a syndicate of underwriters (the “Underwriters”) on June 22, 2005.  In addition the Underwriters confirmed the partial exercise of their over-allotment option, bringing the total gross proceeds to Cdn$7.3 million.  The total offering consisted of 25,978,200 common shares at a price of Cdn$0.28 per share.  The Underwriters received a 4% commission on the gross proceeds of the offering.

17.                               Contributed surplus

Balance, December 31, 2004	$1,053
Fair value of stock-based compensation	428
Fair value of stock options exercised - transferred to share capital	(4)
Balance, June 30, 2005	$1,477

18.                               Stock options

		Weighted average
	Number	price per option
	(000’s)	Cdn $
Outstanding, December 31, 2004	11,145	$0.47
Exercised	(200)	0.20
Cancelled or expired	(3,638)	0.47
Granted in 2005	6,535	0.22
Outstanding, June 30, 2005	13,842	$0.35

On May 2, 2005, the Company granted 575,000 stock options to a non-director officer and certain employees of the Company with a strike price of Cdn $0.23 expiring on May 2, 2010.  The stock options were granted under the Company’s stock option plan where 50% of the granted options vest immediately upon the date of the grant and the remaining 50% on May 2, 2006.

On May 11, 2005, the Company granted 5,460,000 stock option to directors, a non-director officer and certain employees of the Company with a strike price of Cdn $0.22 expiring on May 11, 2010.  The stock options were granted under the Company’s stock option plan where 50% of the granted options vest immediately upon the date of the grant and the remaining 50% on May 11, 2006.

On May 31, 2005, the Company granted 500,000 stock options to newly appointed directors of the Company with a strike price of Cdn $0.22 expiring on May 31, 2010.  The stock options were granted under the 1995 plan where 50% of the granted options vest immediately upon the date of the grant and the remaining 50% on May 31, 2006.

A total of 3,637,500 stock options previously granted were cancelled or expired during the six month period ended June 30, 2005.  During the three months ended June 30, 2005, 1,755,000 stock options were cancelled or expired.

19.                               Convertible securities

For the six months ended June 30, 2005, share purchase warrants exercised and outstanding were:

Outstanding at
December 31,	Issued in	Exercised in	Expired in	Outstanding at
2004	2005	2005	2005	June 30, 2005		Exercise price	Expiry
(000’s)	(000’s)	(000’s)	(000’s)	(000’s)		Cdn $
10,534	—	(7,593)	(2,691)	250	(1)	0.25	06/25/05
2,000	—	—	—	2,000		1.00	12/15/05
17,127	—	—	—	17,127		0.65	02/10/06
1,713	—	—	—	1,713		0.50	08/10/05
—	50,000	—	—	50,000		0.40	03/23/07
—	100	—	—	100		0.40	03/23/07
31,374	50,100	(7,593)	(2,691)	71,190

(1)          Share purchase warrant exercises in dispute at the expiry date remain outstanding at June 30, 2005.  On July 28, 2005, the exercise dispute was resolved and the outstanding share purchase warrants were exercised with the issuance of common shares.

					Fair value of	Fair value of	Fair value of
	Warrants	Warrants	Warrants	Warrants	warrants	warrants	warrants
	issued	exercised	expired	outstanding	issued	exercised	outstanding
	(000’s)	(000’s)	(000’s)	(000’s)
Balance, December 31, 2004	148,779	(117,405)	—	31,374	$5,420	$(5,057)	$363
Warrants issued in financings (See Note 16)	50,000	(7,593)	(2,691)	39,716	—	—	—
Warrants issued for services	100	—	—	100	14	—	14
Balance, June 30, 2005	198,879	(124,998)	(2,691)	71,190	$5,434	$(5,057)	$377

During the second quarter 100,000 warrants were issued under an agreement to obtain financial advisory and investment banking services.  The warrants issued have the same stipulations as warrants issued in the first quarter financing.

20.                               Interest expense

	June 30, 2005	June 30, 2004
Amortization of deferred financing costs, related to term loan	$—	$2,990
Amortization of deferred financing costs, related to put options financed	—	91
Accretion of production payment owing to Jerritt Canyon sellers	—	267
Other financing costs	—	186
Non-cash interest expense	—	3,534
Term loan	—	308
Oxygen plant note	—	56
Capital leases	325	48
Other	—	4
	$325	$3,950

21.                               Supplemental cash flow disclosure

	June 30, 2005	June 30, 2004

Non-cash financing and investing activities
Consideration received in sale of assets disposed of by sale (Note 8)	$—	$4,483
Accounts Payable related to capital expenditures	2,186	—
Common shares issued in payment of debt	1,250	—
Warrants issued for services	14	—

Operating activities including interest paid in cash	325	416

22.                               Segment information

The Company operates only in the gold sector within the United States.  Currently, revenues are earned exclusively at the Company’s Jerritt Canyon Mine in Nevada.

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Dorian Nicol, Queenstake Resources Ltd., Chief Executive Officer, certify that:

1.                                       I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Queenstake Resources Ltd., (the issuer) for the interim period ending June 30, 2005;

2.                                       Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, with respect to the period covered by the interim filings; and

3.                                       Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 11, 2005

/s/ Dorian Nicol
Chief Executive Officer

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Eric Edwards, Queenstake Resources Ltd., Chief Financial Officer, certify that:

1.                                       I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Queenstake Resources Ltd., (the issuer) for the interim period ending June 30, 2005;

2.                                       Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, with respect to the period covered by the interim filings; and

3.                                       Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 11, 2005

/s/ Eric Edwards
Chief Financial Officer